UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G87210103

(CUSIP Number)

Stephen D. Cooke

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

(714) 668-6200

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

October 12, 2006

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  |_|

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. G87210103	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthys J. Wessels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,750,661 (which includes 2,513,363 shares over which Reporting Person has voting power (see Item 6 below), 2,184,642 shares held by Wagontrail Investments NV, a company incorporated the laws of the Netherlands Antilles, which is indirectly owned by Reporting Person (“Wagontrail”), 12,681 shares directly held by the Reporting Person and options to purchase 39,975 shares exercisable within 60 days of the event causing this filing).

8	SHARED VOTING POWER None
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SOLE DISPOSITIVE POWER

2,237,298 (which includes 2,184,642 shares held by Wagontrail, 12,681 shares directly held by the Reporting Person and options to purchase 39,975 shares, and excludes 2,513,363 shares over which Reporting Person has only voting power (see Item 6 below)).

10	SHARED DISPOSITIVE POWER None
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,750,661 (which includes 2,513,363 shares over which Reporting Person has voting (but not dispositive) power (see Item 6 below), 2,184,642 shares held by Wagontrail, 12,681 shares directly held by Reporting Person and options to purchase 39,975 shares).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%, based on 96,471,988 ordinary shares outstanding as of September 5, 2006.
14	TYPE OF REPORTING PERSON IN

Schedule 13D

This Amendment No. 8 amends the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Matthys J. Wessels (the “Reporting Person”) on May 17, 2002, as amended by (i) that certain Amendment No. 1 to Schedule 13D filed with the Commission on October 3, 2002, (ii) that certain Amendment No. 2 to Schedule 13D filed with the Commission on December 23, 2002, (iii) that certain Amendment No. 3 to Schedule 13D filed with the Commission on December 2, 2004, (iv) that certain Amendment No. 4 to Schedule 13D filed with the Commission on December 27, 2004, (v) that certain Amendment No. 5 to Schedule 13D filed with the Commission on April 28, 2005, (vi) that certain Amendment No. 6 to Schedule 13D filed with the Commission on July 28, 2005, and (vii) that certain Amendment No. 7 to Schedule 13D filed with the Commission on January 26, 2006. All share information in this filing reflects the Issuer’s three-for-one stock split effected in March, 2006.

The Reporting Person will no longer make filings with respect to the Issuer under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, since the Reporting Person’s beneficial ownership of the Issuer’s Ordinary Shares has dropped below five percent, as disclosed below.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          The Reporting Person, through Wagontrail Investments NV, a holding company indirectly controlled by the Reporting Person and incorporated under the laws of the Netherlands Antilles (“Wagontrail”), beneficially owns 2,184,642 ordinary shares of the Issuer. Through voting agreements between the Reporting Person and PTR Holdings Inc., a British Virgin Islands company (“PTR”) previously disclosed, the Reporting Person also has the right to vote (but not investment or dispositive power) over 2,513,363 Ordinary Shares of the Issuer. See Item 6 below. The Reporting Person also directly holds 12,681 Ordinary Shares.

In addition, as of the date of this filing, the Reporting Person has options to purchase a total of 105,312 Ordinary Shares of the Issuer granted pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan (the “LTIP”). Options to purchase 39,975 Ordinary Shares are exercisable within 60 days of the date of the event requiring this filing.

The sum of the foregoing shares and exercisable options totals 4,750,661 Ordinary Shares, which constitutes approximately 4.9% of the Issuer’s 96,471,988 Ordinary Shares outstanding as of September 5, 2006.

Excluded from the above calculations are certain performance awards in the form of restricted stock units granted to the Reporting Person under the Issuer’s LTIP. The units entitle the Reporting Person to have Ordinary Shares issued to him upon the satisfaction of certain performance criteria, and are subject to vesting over a period of time, with the shares vesting at the end of the performance period. The actual number of shares issuable under these performance awards will be based on the Issuer’s performance relative to certain targets and cannot be determined at this time.

(c)           On October 9, 2006, the Reporting Person exercised options (granted to him pursuant to the Issuer’s stock option plans) to purchase 180,000 ordinary shares at $6.34 per

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share. The Reporting Person sold all of such 180,000 ordinary shares in open market transactions. The sales are set forth on Schedule 1 attached hereto.

(e)           The Reporting Person ceased to be the beneficial owner of five percent of the Issuer’s Ordinary Shares on October 12, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

As previously disclosed, PTR entered into voting agreements (which do not confer investment or dispositive power) with certain of its shareholders whereby PTR agreed to vote the Ordinary Shares held by it as directed by those shareholders in proportion to their interests in PTR. As a result of the foregoing and transactions previously disclosed by PTR and Union Transport Holdings Inc. in their amendments to Schedule 13D filed on September 29, 2006 and October 5, 2006, Mr. Wessels has the right to vote an aggregate of 2,513,363 Ordinary Shares as a result of the voting agreements.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 17, 2006

/s/ MATTHYS J. WESSELS

Matthys J. Wessels

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Schedule 1

Date of Sale	Quantity	Price

October 9, 2006	20,000	$28.54
October 10, 2006	40,000	$28.76
October 11, 2006	40,000	$28.32
October 12, 2006	40,000	$28.16
October 13, 2006	40,000	$27.85

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